Bryan K. Davis Chief Financial Officer	Brookfield Canada Office Properties Brookfield Place, 181 Bay Street Suite 330, P.O. Box 770 Toronto, Ontario M5J 2T3	Tel 212.417.7166 Fax 212.417.7199

October 7, 2014

Via Federal Express and EDGAR

Mr. Wilson K. Lee

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Brookfield Canada Office Properties
Form 40-F for the year ended December 31, 2013
Filed on March 31, 2014
File No. 001-35391

Dear Mr. Lee:

Thank you for your letter dated September 24, 2014 and your comments contained therein (the “Comment Letter”). In my capacity as Chief Financial Officer of Brookfield Canada Office Properties (the “Trust”), I am replying to the comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Comment Letter on behalf of the Trust.

The Trust responds to your comments (which we have repeated below) as follows:

Form 40-F FOR THE YEAR ENDED DECEMBER 31, 2013

Exhibit 99.2

Management’s Discussion and Analysis of Financial Results

Part I – Objectives and Financial Highlights, page 4

Financial Highlights, page 5

1.	We note your disclosure in footnote (2) that prior period AFFO amounts were calculated based on historical spend levels as well as projected spend levels over the next ten years. In your response letter dated August 23, 2013, you indicated that actual amounts incurred for second – generation leasing commissions and tenant improvements and sustaining capital expenditures that are recorded within the financial statements, and not projections, would be used to calculate AFFO in future filings. Please clarify why projections are still being used in the company’s AFFO presentation.

Response

The Trust acknowledges the Staff’s comments and would like to clarify that in our response letter dated August 23, 2013, we indicated that the AFFO calculation based on actual spending would begin for the year ended December 31, 2013. As a result, this change was on a prospective basis and prior year figures were not restated in our public disclosure for year 2012 and prior. We believe this disclosure is consistent with the Canadian Securities Administrators Staff Notice 52-306 “Non-GAAP Financial Measures and Additional GAAP Measures” which allows for clear disclosure where measures are not presented in a comparable basis as presented in footnote (2) on page 5. Please note that the AFFO calculation for 2013 was based on actual leasing commissions, tenant improvements and maintaining value capital expenditures incurred. Our upcoming annual report for the year ended December 2014 will include 2013 comparatives which are based on actual spending. We believe that users of the financial statements will have the appropriate information the purpose of their analysis.

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Part II – Financial Statement Analysis, page 8

Non-IFRS Measures, page 18

2.	We note your disclosure of total equity per unit in this section of the filing. In your response letter dated June 21, 2013, you indicated that this measure was calculated in accordance with IFRS and should not be labeled as a non-IFRS measure. Please clarify.

Response

The Trust acknowledges the Staff’s comments and would like to reconfirm that total equity per unit is a measure calculated in accordance with IFRS. We understand how the current disclosure appears to indicate that total equity per unit is a non-IFRS measure. In future filings, beginning with the Trust’s interim report for the quarter ended September 30, 2014, the Trust will relocate the total equity per unit disclosure above non-IFRS measures to prevent confusion.

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The Trust, in response to the request contained in the Comment Letter, herby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please call the undersigned at (212) 417-7166.

Very truly yours,

s/b Bryan K. Davis

Bryan K. Davis

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